Exhibit (a)(1)(K)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Equity Interests (as defined below). The Tender Offer (as defined below) is made solely by the Tender Offer Document (as defined below) and the related Letter of Transmittal (as defined below) and Acceptance Forms (as defined below) and any amendments or supplements thereto. The Tender Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Equity Interests in any jurisdiction in which the making of the Tender Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Offeror (as defined below) may, in its discretion, take such action as it deems necessary to make the Tender Offer to holders of Equity Interests in such jurisdiction. In those jurisdictions where applicable laws require that the Tender Offer be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer to Purchase for Cash

All outstanding ordinary shares, no nominal value,

All outstanding American Depositary Shares, each representing 80 ordinary shares, no nominal value,

All outstanding option rights issued under the December 6, 2011 option plan,

All outstanding option rights issued under the January 2, 2014 option plan,

All outstanding option rights issued under the January 4, 2016 option plan,

All outstanding share units issued under the December 6, 2011 equity incentive plan,

All outstanding share units under the January 2, 2014 equity incentive plan,

All outstanding option rights awards under the Swiss option plan dated June 18, 2008,

and

All outstanding warrants issued on May 28, 2015

of

BIOTIE THERAPIES OYJ

by

ACORDA THERAPEUTICS, INC.

Acorda Therapeutics Inc. (“Acorda” or the “Offeror”), a Delaware corporation, is offering to acquire, in accordance with Chapter 11 of the Finnish Securities Market Act (746/2012, as amended), the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the terms and conditions of the offer to purchase dated March 11, 2016 (the “Tender Offer Document”), all of the issued and outstanding ordinary shares, no nominal value (the “Shares”), all of the outstanding American Depositary Shares, each representing 80 Shares (the “ADSs”), all of the outstanding Option Rights (as defined below), all of the outstanding Share Rights (as defined below) and all of the outstanding warrants issued on May 28, 2015 (the “Warrants”) (the outstanding Shares, ADSs, Option Rights, Share Rights and Warrants, collectively, the “Equity Interests”) in Biotie Therapies OYJ (“Biotie” or the “Company”), a public limited liability company organized under the laws of Finland, that are not held by the Company or its subsidiaries (the “Tender Offer”). “Option Rights” means, collectively, option rights granted under the option plan resolved upon by the board of directors of the Company (the “Board of Directors”) on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Company on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Company on January 4, 2016 by virtue of an authorization granted by the annual general meeting of the Company held on May 26, 2015 (the “2016 Option Rights”) and option rights granted under the Swiss option plan dated June 17, 2008 (the “Swiss Option Rights”). “Share Rights” means, collectively, share units under the equity incentive plan resolved upon by the Board of Directors of the Company on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Share Rights”) and share units under the equity incentive plan resolved upon by the Board of Directors of the Company on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Share Rights”).

The offer price for each outstanding Share validly tendered in accordance with the terms and conditions of the Tender Offer is EUR 0.2946 in cash (the “Share Offer Price”).

The offer price for each outstanding ADS validly tendered in accordance with the terms and conditions of the Tender Offer is EUR 23.5680 in cash (the “ADS Offer Price”), payable in the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the applicable Closing Date (as defined below).

The offer prices for outstanding Option Rights validly tendered in accordance with the terms and conditions of the Tender Offer are (i) EUR 0.2846 in cash for each 2011 Option Right, (ii) EUR 0.2846 in cash for each 2014 Option Right, (iii) EUR 0.1326 in cash for each 2016 Option Right, payable, at the option of the holder, in euros or the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the applicable Closing Date, (iv) EUR 0.2032 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.10, (v) EUR 0.1026 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.21, (vi) EUR 0.0386 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.28, (vii) EUR 0.0112 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.31, and (viii) EUR 0.0100 in cash for each other Swiss Option Right (collectively, the “Option Right Offer Price”).

The offer prices for outstanding Share Rights validly tendered in accordance with the terms and conditions of the Tender Offer are (i) EUR 0.2946 in cash for each 2011 Share Right, and (ii) EUR 0.2854 in cash for each 2014 Share Right, payable, in each case, at the option of the holder, in euros or the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the applicable Closing Date (collectively, the “Share Right Offer Price”).

The offer price for each outstanding Warrant validly tendered in accordance with the terms and conditions of the Tender Offer is EUR 0.1664 in cash (the “Warrant Offer Price,” and together with the Share Offer Price, the ADS Offer Price, the Option Right Offer Price and the Share Right Offer Price, the “Offer Price”). The Offer Price will be paid in each case without interest and less any applicable withholding taxes.

The initial acceptance period for the Tender Offer (the “Offer Period”) will commence on March 11 at 9:30 a.m. (Finnish time) / 2:30 a.m. (New York time) and expire on April 8 at 4:00 p.m. (Finnish time) / 9:00 a.m. (New York time) unless the Offer Period is extended (the end of the Offer Period, as extended, the “Expiration Date”). The Offeror reserves the right to initiate a Subsequent Offer Period (as defined below) in connection with the announcement of the final results with respect to the Offer Period if the Tender Offer shall have been announced to be unconditional at that time.

THE OFFER PERIOD AND THE ASSOCIATED WITHDRAWAL RIGHTS WILL EXPIRE ON APRIL 8, 2016 AT 4:00 P.M. (FINNISH TIME) / 9:00 A.M. (NEW YORK TIME), UNLESS THE OFFER PERIOD IS EXTENDED.

Tendering equityholders who have Equity Interests registered in their names and who tender ADSs directly to Computershare Trust Company, N.A., in its capacity as depositary for the Tender Offer (the “Depositary”), or Shares, Option Rights, Share Rights or Warrants directly to the account operator managing the applicable book-entry account or otherwise to a branch office of the cooperative bank belonging to the OP Financial Group or Helsinki OP Bank Plc, will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal for ADSs (the “Letter of Transmittal”) or the Acceptance Form for Shares (including any instruction letter attached thereto) or Acceptance Form for Option Rights, Share Rights and Warrants (including any instruction letter attached thereto) (such acceptance forms and attached instructions, the “Acceptance Forms”), as applicable, transfer taxes on the purchase of Equity Interests by the Offeror pursuant to the Tender Offer. Equityholders who hold their Equity Interests through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

The Tender Offer is being made pursuant to the Combination Agreement, dated as of January 19, 2016 (the “Combination Agreement”), by and between Acorda and Biotie. The Combination Agreement is more fully described in the Tender Offer Document.

The completion of the Tender Offer is subject to the satisfaction or waiver of certain limited conditions. The Tender Offer is not subject to a financing condition. The Tender Offer is conditioned upon, among other things, the valid tender of outstanding Shares (including outstanding Shares represented by validly tendered ADSs and validly tendered Warrants) representing, together with any outstanding Shares (including outstanding Shares represented by ADSs and Warrants) otherwise acquired by the Offeror, more than 90 percent of the issued and outstanding Shares and voting rights of the Company, calculated on a fully diluted basis and otherwise in accordance with Chapter 18 Section 1 of the Finnish Limited Liability Companies Act (the “Minimum Condition”).

Subject to the provisions of, and in accordance with, the Combination Agreement, the terms and conditions of the Tender Offer described in the Tender Offer Document, the Finnish Securities Market Act and other relevant Finnish laws and the Exchange Act and the rules and regulations promulgated thereunder, the Offeror reserves the right to waive or otherwise modify or amend any of the terms and conditions of the Tender Offer.

The purpose of the Tender Offer is to acquire control of, and all of the outstanding Equity Interests in, the Company. If the Tender Offer is consummated and all Equity Interests validly tendered and not withdrawn have been transferred to the Offeror (the date of each such transfer, a “Closing Date”), and the Offeror has acquired more than 90 percent of all the Shares (including the Shares represented by ADSs), the Offeror intends, as soon as practicable after consummation of the Tender Offer, to initiate subsequent compulsory redemption proceedings to redeem the remaining Shares (including the Shares represented by ADSs) in accordance with the Finnish Companies Act (such potential proceedings, the “Subsequent Compulsory Redemption”) and to redeem the other Equity Interests in accordance with the terms of such Equity Interests. All of the then-outstanding Shares (other than Shares held by the Offeror or the Company) will, subject to certain rights of shareholders under Finnish law, be redeemed for cash for an amount per Share to be determined by the arbitrator in the Subsequent Compulsory Redemption, with interest but less any applicable withholding taxes. Under the general rule under Finnish law, this value is equal to the price paid in the Tender Offer but could also be different than such price if there are special grounds to value the Shares differently. If the Subsequent Compulsory Redemption takes place, no appraisal rights will be available to those who have tendered their Shares in the Tender Offer.

After careful consideration, the Board of Directors of the Company has determined that the Combination Agreement and the transactions contemplated thereby, including the Tender Offer, are advisable, fair to and in the best interests of the Company and the holders of the Equity Interests. Accordingly, the Board of Directors has recommended that the holders of Equity Interests accept the Tender Offer and tender their Equity Interests to the Offeror in the Tender Offer.

In general, if at the scheduled expiration time of the Offer Period any of the Conditions to Completion are not satisfied, the Offeror will extend the Offer Period for additional periods not exceeding two (2) weeks each in accordance with the Tender Offer Document and, in each case, subject to compliance with applicable Finnish and United States legal requirements. The maximum duration of the Offer Period is ten (10) weeks as required by Finnish law. However, if any of the Conditions to Completion has not been fulfilled due to a particular obstacle, the Offeror may, subject to the decision of the Finnish Financial Supervisory Authority, extend the Offer Period beyond ten (10) weeks until such obstacle has been removed and until all Conditions to Completion have been satisfied. In no event is the Offeror required to extend the Tender Offer beyond June 19, 2016. The Offeror reserves the right to commence a subsequent offer period (a “Subsequent Offer Period”) in connection with the announcement of the final result with respect to the Offer Period if the Tender Offer shall have been announced to be unconditional at that time. In the event of such Subsequent Offer Period, the Subsequent Offer Period will expire on the date and at the time determined by the Offeror in the final result announcement. The Subsequent Offer Period may extend beyond ten (10) weeks (and, in the Offeror’s discretion, beyond June 19, 2016).

If the Offer Period is extended the Offeror will make a public announcement of the extension by a stock exchange release at or before 4:00 p.m. (Finnish time) / 9:00 a.m. (New York time) on April 11, 2016. The Offeror will give notice of any further extension of the Tender Offer, at the latest on the first Finnish banking day following what would have been, but for such extension, the Expiration Date or end of any Subsequent Offer Period, as applicable, at or before 4:00 p.m. (Finnish time) / 9:00 a.m. (New York time).

Holders of Shares who wish to accept the Tender Offer with respect to such Shares must deliver acceptances of the Tender Offer to the account operator managing their book-entry account in accordance with such account operator’s instructions and within the time limit set by the account operator or, if such account operator does not accept Acceptance Forms (e.g., Euroclear), holders must contact any branch office of the cooperative bank belonging to the OP Financial Group or Helsinki OP Bank Plc to tender their Shares into the Tender Offer. The Acceptance Form for Shares shall be submitted so that it is received on or prior to the Expiration Date, subject to and in accordance with the instructions of the relevant account operator. In the event of a Subsequent Offer Period, the Acceptance Form shall be submitted so that it is received during the Subsequent Offer Period, subject to and in accordance with the instructions of the relevant account operator. Detailed instructions are contained in the Acceptance Form for Shares and in Section 4.4—“Acceptance Procedure of the Tender Offer” of the Tender Offer Document.

Holders of ADSs who wish to accept the Tender Offer should complete the confirmation of a book-entry transfer of their ADSs into the account of the Depositary at The Depository Trust Company (“DTC”) and send either (i) an Agent’s Message (as defined below) or (ii) a properly completed and duly executed Letter of Transmittal and any other required documents to the Depositary prior to the Expiration Date or end of any Subsequent Offer Period, as applicable. These materials must reach the Depositary on or prior to the Expiration Date or end of any Subsequent Offer Period, as applicable. Holders of ADSs who hold such ADSs registered in the name of a broker, dealer, commercial bank, trust company, custodian or other nominee must contact that institution in order to tender such ADSs to the Offeror pursuant to the Tender Offer.

An “Agent’s Message” delivered in lieu of the Letter of Transmittal is a message transmitted by DTC to, and received by, the Depositary as part of a confirmation of a book-entry transfer. The message states that DTC has received an express acknowledgment from the DTC participant tendering ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Detailed instructions are contained in the Letter of Transmittal and in Section 4.4—“Acceptance Procedure of the Tender Offer” of the Tender Offer Document.

Holders of Warrants or Option Rights that have been entered into the Finnish book-entry securities system who wish to accept the Tender Offer with respect to such Equity Interests must deliver acceptances of the Tender Offer to the account operator managing their book-entry account in accordance with such account operator’s instructions and within the time limit set by the account operator or, if such account operator does not accept Acceptance Forms (e.g. Euroclear), such holder of Warrants or Option Rights shall contact any branch office of the cooperative bank belonging to the OP Financial Group or Helsinki OP Bank Plc to give his/her acceptance to tender his/her Warrants and/or Option Rights. The Acceptance Form for Option Rights, Share Rights and Warrants shall be submitted so that it is received on or prior to the Expiration Date, subject to and in accordance with the instructions of the relevant account operator. In the event of a Subsequent Offer Period, the Acceptance Form shall be submitted so that it is received during the Subsequent Offer Period, subject to and in accordance with the instructions of the relevant account operator. Detailed instructions are contained in the Acceptance Form and in Section 4.4—“Acceptance Procedure of the Tender Offer” of the Tender Offer Document.

Holders of Share Rights or Option Rights that have not been entered into the Finnish book-entry securities system who wish to accept the Tender Offer with respect to such Equity Interests must deliver acceptances of the Tender Offer to the Capital Markets Financing department of Pohjola Bank plc. Detailed instructions are contained in Section 4.4—“Acceptance Procedure of the Tender Offer” of the Tender Offer Document and in the instructions that will be attached to the Acceptance Form for Option Rights, Share Rights and Warrants.

Holders of Equity Interests may withdraw previously tendered Equity Interests any time prior to the Expiration Date by following the procedures for withdrawing their Equity Interests in a timely manner. Equity Interests tendered during a Subsequent Offer Period, if any, may not be withdrawn.

To validly withdraw any of previously tendered Shares, Option Rights, Share Rights or Warrants, holders must submit a written notice of withdrawal to the same account operator to whom the Acceptance Form(s) for such Equity Interests was submitted. If an Acceptance Form was submitted with respect to such Equity Interests to a branch office of the cooperative bank belonging to the OP Financial Group or Helsinki OP Bank Plc, the notice of withdrawal must be submitted to the same branch office.

To validly withdraw any previously tendered ADSs, holders must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary.

If such Equity Interests were tendered by giving instructions to a broker or other nominee, holders must instruct their broker or nominee prior to the Expiration Date to arrange for the withdrawal of such Equity Interests in a timely manner.

The sale and purchase of the Shares validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer will be executed on the fourth Finnish banking day following the Expiration Date. The sale and purchase of the Shares will take place on NASDAQ Helsinki Ltd. (“Nasdaq Helsinki”) unless prohibited by the rules applicable to securities trading on Nasdaq Helsinki. The sale and purchase of the ADSs validly tendered and not withdrawn during the Offer Period in accordance with the terms and conditions of the Tender Offer will be executed no later than on the sixth Finnish banking day following the Expiration Date. The sale and purchase of the Option Rights, Share Rights and Warrants, validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer, will be executed no later than the sixth Finnish banking day following the Expiration Date.

The receipt of cash as payment for the Equity Interests pursuant to the Tender Offer or pursuant to a Subsequent Compulsory Redemption, if any, will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Tender Offer and Subsequent Compulsory Redemption, if any, see the Tender Offer Document. ALL HOLDERS OF EQUITY INTERESTS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF TENDERING THEIR EQUITY INTERESTS IN THE TENDER OFFER OR EXCHANGING SUCH SECURITIES FOR CASH IN CONNECTION WITH A SUBSEQUENT COMPULSORY REDEMPTION IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Tender Offer Document and is incorporated herein by reference.

The Tender Offer Document and the related Letter of Transmittal and Acceptance Forms contain important information and each document should be read carefully and in its entirety before any decision is made with respect to the Tender Offer.

Questions and requests for assistance regarding the Tender Offer or any of the terms thereof with respect to Shares, Option Rights, Share Rights or Warrants may be directed to the call service of OP Financial Group at (+358) (0) 100 0500. Questions and requests for assistance regarding the Tender Offer or any of the terms thereof with respect to ADSs may be directed to Innisfree M&A Incorporated (the “Information Agent for ADSs”), at the address and telephone number set forth below. Requests for copies of the Tender Offer Document, the Letter of Transmittal, the Acceptance Forms and other tender offer materials may be directed to the call service of OP financial Group at (+358) (0) 100 0500 or the Information Agent for ADSs, as applicable. Such copies will be furnished promptly at the Offeror’s expense. Holders of Equity Interests may also contact their broker, dealer, commercial bank, trust company, custodian or other nominee for assistance.

The Offeror will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Receiving and Paying Agent for Shares, Option Rights, Share Rights and Warrants, the Depositary, the Communication Agent, and the Information Agent for ADSs) in connection with the solicitation of tenders of Equity Interests pursuant to the Tender Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

The Receiving and Paying Agent for Shares, Option Rights, Share Rights and Warrants is:	The Information Agent for ADSs is:
Capital Markets Financing department of Pohjola Bank plc Teollisuuskatu 1 FI-00510 Helsinki Finland For assistance, please contact the call service of OP Financial Group at (+358) (0) 100 0500

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

U.S.A.

ADS holders within the United States may call

1 888 750-5834

ADS holders from other locations may call

(+1) 412 232-3651

Banks and Brokers may call collect at

(+1) 212 750-5833

March 11, 2016